Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 16 November 2020

12 November 2020 National Grid plc / National Grid Electricity Transmission plc Publication of a Supplementary Prospectus The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing: The Supplementary Prospectus dated 12 November 2020 (the “Supplementary Prospectus”) supplementing the prospectus dated 7 August 2020 (as supplemented by the first supplement to the prospectus dated 9 September 2020 (together the “Prospectus”)) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme. The Supplementary Prospectus should be read and construed in conjunction with the Prospectus. To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/1916F_1-2020-11-12.pdf A copy of the Supplementary Prospectus has been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism For further information, please contact: Kwok Liu +44 (0) 7900 405 729 (m) Deputy Treasurer, Funding & Investment National Grid plc Surinder Sian +44 (0) 7812 485 153 (m) Corporate Communications National Grid plc DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.

10 November 2020 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.4595 16 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2020.11.09 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.4595 16 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2020.11.09 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s)

GBP 9.4595 14 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.11.09 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.4595 16 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.11.09 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan

c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.4595 16 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.11.09 f) Place of the transaction London Stock Exchange (XLON)

3 November 2020 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. In accordance with MAR the relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $50.44597 6.04409 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.11.02 f) Place of the transaction Outside a trading venue

02 November 2020 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 31 October 2020 consisted of 3,786,195,708 ordinary shares, of which, 265,803,953 were held as treasury shares; leaving a balance of 3,520,391,755 shares with voting rights. The figure of 3,520,391,755 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat